Leonard J. Brandt
August 24, 2009
VIA EDGAR AND VIA FACSIMILE [(202) 772-9203]
Mellissa Campbell Duru
Special Counsel
Daniel Duchovny
Special Counsel
Officer of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-3628

Re:	CNS Response, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed August 17, 2009 by Leonard J. Brandt
Preliminary Consent Solicitation Statement on Schedule 14A filed August 17, 2009 by Leonard J. Brandt
Definitive Additional Soliciting Materials filed August 17, 2009 by Leonard J. Brandt
File No. 000-26285
Dear Ms. Duru:
This letter, in addition to a Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and a Revised Preliminary Consent Solicitation Statement on Schedule 14A (the “Revised Consent Solicitation Statement”) that are in the process of being filed, are being filed in order to address your comments dated August 21, 2009. The following are my responses to your comments:
Revised Preliminary Proxy .Statement
Revised Preliminary Consent Statement
1. We note the response to prior comment 1 and the revisions made. Your disclosure now suggests that security holders may vote to adjourn multiple meetings from time to time. This is inconsistent with the limitations imposed by Rule 14a-4(d)(3). You may not solicit for proxy authority to adjourn multiple meetings on an ongoing basis. Please revise your proxy and proxy card to reflect that any adjournment proposal would be limited to a single adjournment, if necessary, to solicit additional proxies at a later date.

I have added the following disclosure in Proposal 2 of the Revised Proxy Statement:
If Proposal 2, is approved, the proxies will be used to approve a single adjournment if necessary to solicit additional proxies.
The Revised Proxy Statement reads, on page (i), as follows:
PROPOSAL 2 To approve an adjournment of the Meeting to solicit additional proxies if there are insufficient votes at the time of the Meeting to constitute a quorum or to approve Proposal 1.
The Revised Proxy Statement reads, in the form of proxy card, as follows:
PROPOSAL 2: TO APPROVE AN ADJOURNMENT OF THE MEETING TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE MEETING TO CONSTITUTE A QUORUM OR TO APPROVE PROPOSAL 1.
2. We note your response to prior comment 3. Given the materiality of the information to shareholders, please revise your disclosure and disclose that Mr. Brandt has offered the company up to an additional $1 million in financing. Describe the terms of such investment and the time when the offer was made. We remind you of the requirements set forth in Item 5(b)(1)(xii) of Schedule 14A. We may have further comment.
The Revised Proxy Statement on page 10 and the Revised Consent Solicitation Statement on page 6 contains a new disclosure that reads as follows:
In late March 2009, Mr. Brandt had been interested in investing up to $1 million in the Company. He does not presently know how much he would be willing and able to invest in the Company. Since June 2009, he invested in the Company a further $287,174.68, and has incurred costs to pursue this proxy contest, which have impacted the amount of his funds he could devote to investing in the Company. Further, Mr. Brandt intends to look at and assess facts and circumstances that then may exist. Mr. Brandt has no current arrangement or understanding with the other participants or the Company with respect to offering to make an investment in the Company.
There is no current arrangement or understanding with respect to my offering to make an investment, and , therefore, no disclosure is required by Item 5(b)(xii).
Soliciting Materials filed August 17, 2009
3. It is inappropriate for the participants to attempt to characterize the “feedback” from the staff. Please avoid all such references in future communications.
Thank you. Yes, I shall avoid all such references in future communications.

4. Based on the exhibits attached, it would appear that Mr. Brandt may have already distributed via email, copies of the preliminary proxy including a form of proxy to shareholders. We refer you to Rule 14a-4(f) which states that no form of proxy or form of consent shall be delivered to any security holder unless the security holder concurrently receives or has previously received, a definitive proxy statement filed in accordance with Rule 14a-6(b). Please advise. If you did deliver the preliminary proxy statement and a proxy card, confirm that you will not use any card received prior to your filing of a definitive proxy statement and indicate so in your disclosure. We may have further comment.
On August 17, 2009, I downloaded from CNS’ web site a copy of the most recent preliminary proxy statements I had filed with the SEC, and I emailed the copies to several stockholders. My email attaching them contained the simple message:
Dear CNS Response Shareholder,
I wanted you to have a copy of the preliminary proxy statement.
Len Brandt
I was not seeking to obtain any proxies, and I was completely and fully aware that I could not obtain stockholder proxies until a definitive proxy statement was filed. I did not ask for any proxies, and I did not obtain any proxies. Regarding my other message to the same stockholders sent a at substantially the same time, it makes abundantly clear that I was not asking for any proxies until after all of the following shall have happened, in this order—the SEC finishes its review, a definitive proxy statement is filed and I contact the stockholders with specific instructions.
Furthermore, all of the stockholders to whom I sent a preliminary proxy statement on August 17, 2009 had received the message quoted below by email earlier on August 17, 2009. In CNS motion in federal court, CNS falsely states that “On the same day, Brandt posted on his website an announcement that he intends to use any proxies so obtained at a special meeting of the stockholders to elect new directors, which Brandt claims will occur on August 26, 2009.” CNS intentionally mischaracterized the document. The document in fact states, precisely contrary to CNS’ assertion:
You have yet to receive a final proxy, with voting instructions and proxy card as those documents are still being reviewed by the Securities and Exchange Commission (SEC). Based on the last communication with the SEC, we expect to receive approval shortly. This is why you have yet to hear from me.
At the August 17 meeting I will make a motion to adjourn it again until August 26. Based on the feedback from the SEC, I believe finally we will be able to have the stockholders meeting on August 26 with proxy materials and voting instructions available to register your vote. I will contact you with specific instructions the day that the SEC review is completed.

The document made entirely clear that I would not be seeking proxies until a definitive proxy statement shall have been filed, and I made clear that stockholders should wait to receive specific instructions when the SEC review is completed.
I sent the preliminary proxy statement with innocent intentions. I was simply distributing a preliminary proxy statement. I was not aware that these preliminary proxy statement filings, which were public information, contained any material that I should not yet provide to stockholders. It seemed sensible to me that I could distribute a document that was publicly available, and I used the document then posted on CNS’ own web site, which was my most current preliminary proxy statement at the time. The first four pages of the file make very plain that this is just a preliminary filing . I was unaware that the 42nd of 49 pages of the Adobe .pdf files containing the preliminary proxy statements from the Company’s web site might be considered a proxy card that I should not distribute as provided in Rule 14a-4(f). Moreover, at the top of the form of proxy card contained in the preliminary proxy statement, the following disclaimer appears very prominently:
PRELIMINARY COPY
Definitive copies of this Proxy, when filed with the Securities and Exchange Commission, are intended to be first sent, given or released to holders of Common Stock on August  _____  , 2009, or prior to that date as the Securities and Exchange Commission may authorize upon a showing of good cause.
I had on a previous date, with assistance of my counsel, distributed an earlier version of the preliminary proxy statement to a few stockholders who had been contacting me about the special meeting, and I was not conscious of the fact that, in that prior instance, my counsel had deleted the proxy card before he forwarded the preliminary proxy statement to me.
As requested, on page 4 of the Revised Proxy Statement and on page 4 of the Revised Consent Solicitation Statement, I have added the following disclosure:
Leonard J. Brandt will not use any proxy or consent prior to filing a definitive proxy statement and will only use the proxy or consent card in definitive form that accompanies a definitive proxy statement. Any proxy or consent card marked at the top PRELIMINARY that accompanies a preliminary proxy statement cannot be used and should not be signed and returned.

Further, today I am delivering an email to all stockholders who received my emails on August 17 that includes substantially the same disclosure as above, which will read as follows:
I will not use any proxy cards prior to filing a definitive proxy statement and will only use a proxy in definitive form that accompanies a definitive proxy statement. Any proxy marked at the top PRELIMINARY that accompanies a preliminary proxy statement cannot be used and should not be signed and returned.
This disclosure reinforces the disclosure quoted above and previously provided by my email on August 17, 2009.
I also have posted this message at http://www.leonardjbrandt.com/proxy.
Thank you once again for all of your comments, which are appreciated.
Sincerely,
/s/ LEONARD J. BRANDT
Leonard J. Brandt